Exhibit 99.2

RECONCILIATION PREPARED UNDER ITEM 17 BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IFRS”) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OF THE SUPERINTENDENCY OF BANKS AND FINANCIAL INSTITUTIONS OF CHILE (“CHILEAN BANKING GAAP”).

Accounting Standards Applied as of December 31, 2016 and for the year ended December 31, 2016.

Itaú Corpbanca and its subsidiaries (hereinafter jointly referred to as the “Bank” or “Itaú Corpbanca”) is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS for purposes of filing its annual report on Form 20-F with the Securities and Exchange Commission. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the Superintendency of Banks and Financial Institutions (“SBIF”), and which mandates that Chilean banks abide by the accounting standards stipulated by the SBIF, our locally-filed consolidated financial statements have been prepared in accordance with Chilean Banking GAAP.

Significant measurement differences exist between IFRS and Chilean Banking GAAP, and those differences may be material from the financial information that we have provided in this Registration Statement. In making an investment decision, investors must rely upon their own examination of our business and financial condition and our financial information. Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and Chilean Banking GAAP and how those differences might affect the financial information we have provided in this Registration Statement. The following summarizes the principal differences between IFRS and Chilean Banking GAAP and the effects on our consolidated statement of financial position as of December 31, 2016 and consolidated statements of income and comprehensive income for the year then ended.

Differences between IFRS-IASB and Chilean Banking GAAP

As stated above, Chilean Banking GAAP, as prescribed by the Compendium of Accounting Standards of the Superintendency of Banks and Financial Institutions (the “Compendium”), differs in certain respects from IFRS-IASB. The differences that should be considered are the following:

a.	Loan loss allowances

The difference between Chilean Banking GAAP and IFRS regarding loan loss allowances is that under Chilean Bank GAAP, we use prescribed percentages to provision for certain loans, (as described below) and under IFRS, we use an incurred loss model. Chilean Banking GAAP includes the following provisions, which are not included or may be estimated on a different basis in our IFRS loan loss allowance:

a.1 Loan loss models. The allowance for loan losses under Chilean Banking GAAP is calculated using models which are in accordance with IFRS for the loans collectively evaluated for impairment and for individually significant loans which are not in deteriorated status. The individually significant loans in deteriorated status are provisioned for using prescribed percentages as dictated by the Superintendency of Banks and Financial Institutions. Under IFRS, the allowance for loan losses established for individually significant loans in a deteriorated status is calculated in accordance with International Accounting Standard No. 39, “Financial Instruments.”

a.2 Allowance for Contingencies on Off-Balance Sheet Items. In accordance with Chilean Bank GAAP, provisions are recognized on off-balance sheet amounts, including unrestricted lines of credit, other contingent loans, and other guarantees. Chilean Banking GAAP prescribes specific rules for calculation of such provisions. These provisions are recognized as a liability under Provisions in the statement of financial position and in the line item, Provisions for loan losses in the income statement. For the purpose of reconciliation to IFRS, the associated allowance as well as the income statement amount related to such contingencies is reversed as such provision is not in compliance with International Accounting Standard No. 39, “Financial Instruments (“IAS 39”).”

a.3 Allowance for country risk. Chilean Banking GAAP prescribes specific rules for calculation of provisions related to country risk. These provisions are recognized as liabilities in the Provisions line in the statement of financial position and in the other operating expenses line in the income statement. For the purpose of reconciliation to IFRS these amounts are reversed as such provision is not in compliance with IAS 39.

b.	Effective interest rate

Under Chilean Banking GAAP, the Bank recognizes interest of some credits on a contractual basis. Under IFRS, this situation it is not permitted and interest must be recognized based on the effective interest rate.

c.	Suspension of recognition of income on an accrual basis

Under Chilean Banking GAAP, the Bank does not recognize income on an accrual basis in the Statement of Income for certain loans included in the impaired portfolio.

Under IFRS this situation it is not permitted and interest must be recognized based on the effective interest rate.

d.	Investments in other companies

Investments in other companies in which the Bank does not exercise significant influence (ownership interest less than 20%) were reclassified and presented as available-for-sale financial investment in accordance with IAS 39.

e.	Intangibles

The goodwill determined under IFRS 3 for the business combination between Banco Itaú and CorpBanca was estimated under Chilean Banking GAAP for local purposes, but that amount required some adjustments to determine the goodwill under IFRS.

f.	Assets Received in Lieu of Payment

The Compendium (Chapter B-5 “Assets received in lieu of payment of obligations”) requires that the charge-offs the assets received in lieu of payment will be recognized in one years and the balance presented within “other assets” in consolidated financial statements. For purposes of IFRS, assets received in lieu of payment are recognized in accordance with IFRS 5, its charge-offs are reversed and the balance reclassified to the line “Non-current assets held for sale” (asset) and “Liabilities directly associated with non-current assets held for sale” (liabilities).

g.	Current Taxes

The difference between Chilean Banking GAAP and IFRS regarding current taxes is that under Chilean Bank GAAP, the SBIF establishes that its presentation     in consolidated financial statements should be by net consolidated balance between current tax assets and current tax liabilities. In contrast to IAS 12 that establishes the presentation in consolidated financial statements should be as follow: a current tax asset of one entity in a group is offset against a current tax liability of another entity in the group if, and only if, the entities concerned have a legally enforceable right to make or receive a single net payment and the entities intend to make or receive such a net payment or to recover the asset and settle the liability simultaneously.

h.	Deferred Taxes

Under Chilean Banking GAAP the deferred taxes are presented in consolidated financial statements like assets and/or liabilities, the SBIF not permitted the offsetting.

In contrast to IAS 12 that establishes “An entity shall offset deferred tax assets and deferred tax liabilities if, and only if:

(a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

(b)	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered”

i.	Assets held for sale

Under Chilean Banking GAAP assets and liabilities of investments of subsidiaries held for held are presented in other assets and other liabilities in the consolidated statement of financial position. Under IFRS, these assets and liabilities are presented in a separated line item of the statement of financial position.

1.	Effects of conforming to “International Financial Reporting Standards,” IFRS-IASB.

The following is a reconciliation of the consolidated statement of financial position as of December 31, 2016 and the consolidated statements of income and comprehensive income for the year then ended of the Bank under IFRS to Chilean Bank GAAP.

The following reconciliations have been prepared:

a.	Reconciliation of the Consolidated Statements of Financial Position as of December 31, 2016

b.	Reconciliation of the Consolidated Statements of Income for the year ended on December 31, 2016.

c.	Reconciliation of the Consolidated Statements of Comprehensive Income for the year ended on December 31, 2016.

1.1    CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2016 AND THE STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2016.

1.1.1    Reconciliation of the Consolidated Statements of Financial Position as of December 31, 2016.

	IFRS 12/31/2016	Adjustment and reclassification		Chilean Banking GAAP 12/31/2016
	MCh$	MCh$		MCh$
ASSETS
Cash and deposits in banks	1,487,137	—		1,487,137
Cash in the process of collection	145,769	—		145,769
Trading portfolio financial assets	632,557	—		632,557
Investments under agreements to resell	170,242	—		170,242
Derivative financial instruments	1,102,769	—		1,102,769
Loans and receivables from banks, net	150,568	—		150,568
Loans and receivables from customers, net	20,444,648	(17,434)	(a)(b)(c)	20,427,214
Financial investments available-for-sale	2,074,077	(19,967)	(d)	2,054,110
Held to maturity investments	226,433	—		226,433
Investment in other companies	—	19,967	(d)	19,967
Intangible assets	1,614,475	43,139	(e)	1,657,614
Property, plant and equipment, net	121,043	—		121,043
Current income taxes	164,296	(1,886)	(g)	162,410
Deferred income taxes	110,766	176,285	(h)	287,051
Other assets	427,393	33,906	(f) (i)	461,299
Non-current assets held for sale	37,164	(37,164)	(f) (i)	—

TOTAL ASSETS	28,909,337	196,846		29,106,183

LIABILITIES
Current accounts and demand deposits	4,453,191	—		4,453,191
Transaction in the course of payment	67,413	—		67,413
Obligations under repurchase agreements	373,879	—		373,879
Time deposits and saving accounts	11,581,710	—		11,581,710
Derivative financial instruments	907,334	—		907,334
Borrowings from financial institutions	2,179,870	—		2,179,870
Debt issued	5,460,253	—		5,460,253
Other financial obligations	25,563	—		25,563
Current income tax provision	1,886	(1,886)	(g)	—
Deferred income taxes	57,636	153,981	(h)	211,617
Provisions	100,048	64,167	(a)	164,215
Other liabilities	269,810	7,032	(i)	276,842
Liabilities directly associated with non-current assets held for sale	7,032	(7,032)	(i)	—

TOTAL LIABILITIES	25,485,625	216,262		25,701,887

EQUITY
Attributable to equity holders of the Bank:
Capital	1,862,826	—		1,862,826
Reserves	1,294,108	—		1,294,108
Accumulated other comprehensive income	15,552	—		15,552
Retained earnings:	12,257	(11,227)		1,030
Retained earnings from prior periods	(1,121)	1,121	(*)	—
Net income for the period	14,407	(12,348)	(*)	2,059
Less: Accrual for mandatory dividends	(1,029)	—		(1,029)

	3,184,743	(11,227)		3,173,516
Non-controlling interest	238,969	(8,189)		230,780

TOTAL EQUITY	3,423,712	(19,416)		3,404,296

TOTAL LIABILITIES AND EQUITY	28,909,337	196,846		29,106,183

(*)	Corresponds to the cumulative effect in equity of the adjustments to conform to Chilean Banking GAAP.

1.1.2 Reconciliation of Consolidated Statements of Income for the year ended on December 31, 2016.

	Notes	IFRS 12/31/2016	Adjustment and reclassification		Chilean Banking GAAP 12/31/2016
		MCh$	MCh$		MCh$
Interest income		1,509,203	(17,717	) (b) (c)	1,491,486
Interest expense		(870,028)	—		(870,028)
Net interest income		639,175	(17,717)		621,458
Income from service fees		193,801	—		193,801
Expenses from service fees		(43,005)	—		(43,005)
Net service fee income		150,796	—		150,796
Trading and investment income, net		112,952	(544	) (d)	112,408
Foreign exchange gains (losses), net		(48,848)	(23	) (a)	(48,871)
Other operating income		19,447	—		19,447
Trading and investment, foreign exchange gains and other operating income		83,551	(567)		82,984
Operating income before provision for loan losses		873,522	(18,284)		855,238
Provision for loan losses		(245,990)	(5,138	) (a)	(251,128)
Total operating income, net of provision for loan losses, interest and fees		627,532	(23,422)		604,110
Personnel salaries expenses		(245,665)	—		(245,665)
Administration expenses		(235,204)	—		(235,204)
Depreciation and amortization		(63,692)	—		(63,692)
Impairment		(351)	—		(351)
Other operating expenses		(71,715)	(4,866	) (a) (f)	(76,581)
Total operating expenses		(616,627)	(4,866)		(621,493)
Total net operating income before income taxes		10,905	(28,288)		(17,383)
Income attributable to investment other companies		—	544	(d)	544
Income before income taxes		10,905	(27,744)		(16,839)
Income (loss) taxes		3,568	10,867	(g) (h)	14,435
Income from continuing operations		14,473	(16,877)		(2,404)
Income (loss) from discontinued operations		(504)	—		(504)
NET INCOME FOR THE PERIOD		13,969	(16,877)		(2,908)
Attributable to:
Equity holders of the Bank		14,407	(12,348)		2,059
Non controlling interest		(438)	(4,529)		(4,967)
Earnings per share attributable to equity holders of the Bank		Ch$			Ch$
Basic earnings per share		0.035			0.005
Diluted earning per share		0.035			0.005
Earnings per share from continuing operations attributable to equity holders of the Bank
Basic earnings per share		0.035			0.005
Diluted earning per share		0.035			0.005

1.1.3 Reconciliation of Consolidated Statements of Comprehensive Income for the year ended on December 31, 2016,

	IFRS 12/31/2016	Adjustment and reclassification	Chilean Banking GAAP 12/31/2016
	MCh$	MCh$	MCh$
Net income for the period	13,969	16,877	(2,908)
Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	15,418	—	15,418	(*)
Exchange differences on translation	(7,101)	—	(7,101)	(*)
Gain (loss) from hedge of net investment in foreign operation	13,458	—	13,458	(*)
Gain (loss) from cash flow hedge	(5,603)	—	(5,603)	(*)
Other comprehensive income (loss) before income taxes	16,172		16,172
Income tax relating to financial instruments available-for-sale	(4,025)	—	(4,025)	(*)
Income tax relating to hedge of net investment in foreign operations	(2,685)	—	(2,685)	(*)
Income tax relating to cash flow hedge	1,345	—	1,345	(*)
Income (loss) taxes	(5,365)		(5,365)
Total other comprenhensive income that may be reclassified to profit in subsequent periods	10,807		10,807
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	(3,920)	—	(3,920)	(*)
Income tax relating to defined benefit obligation	1,090	—	1,090	(*)
Total items that will not be reclassified subsequently to profit or loss	(2,830)		(2,830)
Total other comprehensive income (loss)	7,977		7,977	(*)
Comprehensive income (loss) for the period	21,946		5,069
Attributable to:
Equity Holders of the bank	30,903		18,555
Non Controlling interest	(8,957)		(13,486)

(*)	There are no differences between Chilean Banking GAAP versus IFRS.

	12/31/2016
	MCh$
Net income for the year in accordance with IFRS	13,969	(i)

Adjustment to loans and receivables	(22,879)
Adjustment for assets in lieu of payment write - offs	(3,185)
Adjustment to provision	(1,681)
Adjustment to income taxes	10,868
Total adjustment	(16,877)

Net income for the year in accordance with Chilean Banking GAAP	(2,908)

Other Comprehensive Income
Items that may be reclassified subsequently to profit or loss:
Financial instruments available-for-sale	15,418	(*)
Exchange differences on translation	(7,101)	(*)
Gain (loss) from hedge of net investment in foreign operation	13,458	(*)
Gain (loss) from cash flow hedge	(5,603)	(*)
Other comprehensive income (loss) before income taxes	16,172	(*)
Income tax relating to financial instruments available-for-sale	(4,025)	(*)
Income tax relating to hedge of net investment in foreign operations	(2,685)	(*)
Income tax relating to cash flow hedge	1,345	(*)
Income (loss) taxes	(5,365)	(*)
Total other comprenhensive income that may be reclassified to profit in subsequent periods	10,807	(*)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	(3,920)	(*)
Income tax relating to defined benefit obligation	1,090	(*)
Total items that will not be reclassified subsequently to profit or loss	(2,830)	(*)
Total other comprehensive income (loss)	7,977	(*) (ii)

Comprehensive income (loss) for the period	21,946	(i) + (ii)

(*)	There are no differences between Chilean Banking GAAP versus IFRS.